UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shermen WSC Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

824197 10 7

(CUSIP Number)

Francis P. Jenkins, Jr.

Shermen WSC Acquisition Corp.

c/o The Shermen Group

1251 Avenue of the Americas, Suite 900

New York, NY 10020

Telephone: (212) 300-0020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid or OMB control number.

CUSIP No. 824197 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francis P. Jenkins, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,663,750

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 5,663,750

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,663,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 824197 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shermen WSC Holding LLC (FEIN No. 20-4778180)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,663,750

	8.	Shared Voting Power Not applicable

	9.	Sole Dispositive Power 5,663,750

	10.	Shared Dispositive Power Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,663,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.7%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (“Common Stock”), of Shermen WSC Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o The Shermen Group, 1251 Avenue of the Americas, Suite 900, New York, NY 10020.

Item 2.	Identity and Background

This Statement is filed by Francis P. Jenkins, Jr. (“Mr. Jenkins”) and Shermen WSC Holding LLC (“Shermen WSC Holding”).
Mr. Jenkins and Shermen WSC Holding are collectively referred to herein as the “Reporting Persons.”

The principal business of Shermen WSC Holding is investing in the Common Stock of the Issuer and the Founder Warrants (as defined in Item 3 below) of the Issuer. Mr. Jenkins is the managing member of Shermen Capital Partners, LLC, the managing member of Shermen WSC Holding, has broad discretionary power over the management of Shermen WSC Holding and has the sole voting and dispositive power with respect to Shermen WSC Holding’s investments in the Issuer. In addition, Mr. Jenkins is the chairman of the board, the chief executive officer and a director of the Issuer. The business address of the Reporting Persons is c/o The Shermen Group, 1251 Avenue of the Americas, Suite 900, New York, NY 10020.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Jenkins is a citizen of the United States of America.  Shermen WSC Holding is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

In May 2006, in connection with the Issuer’s formation, Shermen WSC Holding purchased 4,925,000 shares of Common Stock from its working capital.  The average purchase price per share was $0.005.  On May 23, 2007, the Issuer effected a 1.15-for-1 forward stock split of the outstanding shares of Common Stock, and, as a result of such forward stock split, issued 738,750 shares of Common Stock to Shermen WSC Holding.

In connection with the Issuer’s initial public offering, Shermen WSC Holding purchased 5,214,286 warrants (the “Founder Warrants”) at a purchase price of $0.70 per warrant.  Each Founder Warrant represents the right to purchase one share of Common Stock at a price of $5.00 per share.  Shermen WSC Holding made such purchase from its working capital.  Immediately after the purchase of the Founder Warrants, Shermen WSC Holding distributed them to its members, and Mr. Jenkins received 3,814,286 Founder Warrants as a result of such distribution.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired shares of Common Stock and the Founder Warrants for investment purposes.  The Reporting Persons may, form time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock.

Pursuant to the stock escrow agreement by and among the Issuer, the initial stockholders of the Issuer and Continental Stock Transfer & Trust Company, Shermen WSC Holding has placed an aggregate of 5,663,750 shares of Common Stock, of which it is the record owner, into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent.  Subject to certain limited exceptions, these shares will not be transferable during the escrow period and will not be released from escrow until six months after the Issuer consummates a Business Combination (as defined in the Issuer’s final prospectus filed with the Securities and Exchange Commission on May 24, 2007 (the “Final Prospectus”)).

At the date of this Statement, the Reporting Persons, except as set forth in this Statement or in the Final Prospectus, have no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer
As of the date of this Statement, Shermen WSC Holding may be deemed to be the beneficial owner of an aggregate of 5,663,750 shares of Common Stock, which represents approximately 19.7% of Common

Stock outstanding as of the date of this Statement.  Shermen WSC Holding is the record owner of these securities.  However, Mr. Jenkins has all the voting and dispositive power over securities owned by Shermen WSC Holding.  Accordingly, Shermen WSC Holding disclaims any beneficial ownership of such securities.

As of the date of this Statement, Mr. Jenkins may be deemed to be the beneficial owner of an aggregate of 5,663,750 shares of Common Stock, which represents approximately 19.7% of Common Stock outstanding as of the date of this Statement.  Shermen WSC Holding is the record owner of these securities.  However, Mr. Jenkins has all the voting and dispositive power over securities owned by Shermen WSC Holding.

The share ownership data in this Item 5 does not include 3,814,286 shares of Common Stock issuable upon exercise of Founder Warrants held by Mr. Jenkins that are not currently exercisable and will not become exercisable within 60 days.

The following transactions in Common Stock and Founder Warrants were effected by the Reporting Persons during the sixty (60) days preceding the date of this Statement.

Common Stock

Reporting Person	Shares of Common Stock	Date	Price/share
Shermen WSC Holding	738,750 shares	5/23/07	Not Applicable (Forward Stock Split)

Founder Warrants

Reporting Person	Shares of Common Stock	Date	Price/share
Shermen WSC Holding	5,214,286	5/30/07	$0.70
Mr. Jenkins	3,814,286	5/30/07	Not applicable (Distribution of Founder Warrants purchased by Shermen WSC Holding to its members)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Pursuant to the Letter Agreement, dated May 23, 2007, between the Issuer and Mr. Jenkins, when the Issuer seeks stockholder approval of the Business Combination and certain other transactions detailed in the Final Prospectus, Mr. Jenkins has agreed to vote all of his shares of Common Stock on such proposal in accordance with the majority of the votes cast by the holders of shares of Common Stock issued in the Issuer’s initial public offering.

Pursuant to the Letter Agreement, dated May 23, 2007, among the Issuer and Shermen WSC Holding, when the Issuer seeks stockholder approval of the Business Combination and certain other transactions detailed in the Final Prospectus, Shermen WSC Holding has agreed to vote all of its shares of Common Stock on such proposal in accordance with the majority of the votes cast by the holders of shares of Common Stock issued in the Issuer’s initial public offering.

Item 7.	Material to Be Filed as Exhibits

1.             Joint Filing Agreement, dated as of June 13, 2007, between Francis P. Jenkins, Jr. and Shermen WSC Holding LLC.

2.             Form of Founder Warrant Agreement between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference from Exhibit 4.6 to Form S-1 File No. 333-133869 (the “Form S-1”)).

3.             Letter Agreement between the Issuer and Shermen WSC Holding LLC (incorporated by reference from Exhibit 10.1 to Form S-1).

4.             Letter Agreement between the Issuer and Francis P. Jenkins, Jr. (incorporated by reference from Exhibit 10.2 to Form S-1).

5.             Form of Stock Escrow Agreement by and among the Issuer, Continental Stock Transfer & Trust Company and the Initial Stockholders (incorporated by reference from Exhibit 10.8 to Form S-1).

6.             Form of Founder Warrant Purchase Agreement between the Issuer and Sherman WSC Holding LLC (incorporated by reference from Exhibit 10.12 to Form S-1).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 13, 2007
/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr.

Dated: June 13, 2007
SHERMEN WSC HOLDING LLC

By: Shermen Capital Partners, LLC, its Managing Member

	By:	/s/ Francis P. Jenkins, Jr.
		Name:	Francis P. Jenkins, Jr.
		Title:	Managing Member

Index of Exhibits

1.                                       Joint Filing Agreement, dated as of June 13, 2007, between Francis P. Jenkins, Jr. and Shermen WSC Holding LLC.

2.                                       Form of Founder Warrant Agreement between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference from Exhibit 4.6 to Form S-1 File No. 333-133869 (the “Form S-1”)).

3.                                       Letter Agreement between the Issuer and Shermen WSC Holding LLC (incorporated by reference from Exhibit 10.1 to Form S-1).

4.                                       Letter Agreement between the Issuer and Francis P. Jenkins, Jr. (incorporated by reference from Exhibit 10.2 to Form S-1).

5.                                       Form of Stock Escrow Agreement by and among the Issuer, Continental Stock Transfer & Trust Company and the Initial Stockholders (incorporated by reference from Exhibit 10.8 to Form S-1).

6.                                       Form of Founder Warrant Purchase Agreement between the Issuer and Sherman WSC Holding LLC (incorporated by reference from Exhibit 10.12 to Form S-1).